DRIVEN BRANDS HOLDINGS INC.
440 S. Church Street, Suite 700
Charlotte, NC 28202

August 2, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nicholas Lamparski, Esq.

Driven Brands Holdings Inc.
Registration Statement on
Form S-1 (File No. 333-258361)

Dear Mr. Lamparski:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of Driven Brands Holdings Inc. (the “Company”) be accelerated to August 4, 2021 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Scott O’ Melia
	Name:	Scott O’ Melia
	Title:	Executive Vice President, General Counsel and Secretary

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